UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 27, 2014

Commission File Number: 333-196614

PERFORMANCE SPORTS GROUP LTD.

(Translation of Registrant’s name into English)

100 Domain Drive, Exeter, NH 03833-4801

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                                Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibit Number	Description

99.1	Material Change Report, dated June 27, 2014
99.2	Material Change Report, dated June 27, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SPORTS GROUP LTD.
(Registrant)

Date: June 27, 2014	/s/ Michael J. Wall
	Name:	Michael J. Wall
	Title:	Vice President, General Counsel and Corporate Secretary